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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH, D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FARMERS FINANCIAL SOLUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30801 AGOURA ROAD, BUILDING 1
(No. and Street)

AGOURA HILLS, CALIFORNIA 91301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN MURAMOTO (818)584-0209
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS, LLC
(Name – *if individual, state last, first, middle name*)

350 SOUTH GRAND AVENUE, LOS ANGELES, CALIFORNIA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, BARDEA HUPPERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARMERS FINANCIAL SOLUTIONS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 18th (Date) day of FEBURARY (Month), 20 11 (Year), by

(1) BARDEA HUPPERT (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

REBECCA LIN SANTOS
Commission # 1850787
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL Audit REPORT

Document Date: — Number of Pages: 2

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

Statement of Financial Condition

December 31, 2010

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Member of
Farmers Financial Solutions, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Farmers Financial Solutions, LLC (a wholly owned subsidiary of FFS Holding, LLC) (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2011

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Assets		
Cash and cash equivalents	$	7,907,501
Commissions and fees receivable		844,932
Total assets	$	8,752,433
Liabilities and Member's Capital		
Liabilities		
Commissions payable	$	740,301
Payable to FFS Holding, LLC		142,007
Total liabilities		882,308
Member's capital		
Common Stock		1,000,000
Additional paid in capital		3,000,000
Retained earnings		3,870,125
Total member's capital		7,870,125
Total liabilities and member's capital	$	8,752,433

1. Organization

Background

Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance Company ("Mid-Century"), which is one of the Farmers Property and Casualty Companies (the "Farmers P&C Companies"), which is comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), their respective insurance subsidiaries, Farmers Texas County Mutual Insurance Company, Foremost County Mutual Insurance Company, Foremost Lloyds of Texas, and Farmers Reinsurance Company ("Farmers Re"). The Farmers P&C Companies' policies are marketed through its contracted agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the Farmers P&C Companies. Except for Farmers Re, the members of the Farmers P&C Companies are not owned in whole or in part by FGI. FGI is owned by Zurich Financial Services ("Zurich"), a Swiss company headquartered in Zurich.

Nature of Operations

The Company functions as the broker-dealer for the contracted agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and the Farmers P&C Companies. The Company is the distributor of variable annuity contracts and variable life insurance contracts issued by Farmers Life and mutual funds and 529 savings plans sponsored by nonaffiliates.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities or provide clearing services for customers or other broker-dealer(s). The Company does not refer or introduce customers to other brokers and dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents consist of funds invested in money market accounts and in other investments with maturities not exceeding three months.

At December 31, 2010, an amount of $6,854,263 was invested in a money market fund, the Blackrock Liquidity TempFund Institutional Money Market Fund. This investment is classified as a Level 1 asset.

Securities Transactions
All securities transactions for the account of the Company and its customers are executed and cleared by other broker-dealers. Commission revenue and expenses on the sale of variable annuities and securities for the Company's customers are recorded on a trade-date basis. Commission revenue and expenses on the sale of variable life insurance are recorded when the policy is issued. Mutual fund distribution fees are recorded as earned on an accrual basis.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2010, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or dividend distribution by or to the Parent. There were no deferred tax assets or liabilities as of December 31, 2010. There was no state income tax as the Company is owned by an insurance company which does not pay state taxes.

Fair value of Financial Assets and Financial Liabilities
The carrying value of cash and cash equivalents, receivables and payables approximate their fair values owing to the short term nature of these balances.

3. Transactions with Affiliates and FGI

The Company has entered into an Administrative Service and Expense Sharing Agreement (the "Agreement") with the Parent dated November 27, 2003. The Company reimburses the Parent for costs incurred by the Parent to provide management and administrative services. The Parent accounts for the operating expenses incurred by the Company and then allocates them based on the time allocation estimated by management. At December 31, 2010, the Company had accounts payable with FFS Holding LLC in the amount of $142,007.

The employees of the Parent assigned to the Company are covered under benefit plans sponsored by FGI. All the compensation and benefit related expenses are allocated to the Company by the Parent.

3. Transactions with Affiliates and FGI (Continued)

The Company has entered into a sales agreement with Farmers Life to act as distributors for the sale of variable annuity and variable life insurance contracts issued by Farmers Life.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2010, the Company had net capital of $7,627,192 which was $7,377,192 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000

5. Subsequent Event

In preparing the financial statements, management has evaluated transactions and events for potential recognition or disclosures from December 31, 2010 through February 18, 2011. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

Farmers Financial Solutions, LLC

Agreed Upon Procedures Report
Securities Investor Protection Corporation (SIPC)
Form SIPC-7 during the year ended
December 31, 2010

pwc

Report of Independent Accountants

To the Board of Directors and Member of Farmers Financial Solutions, LLC,

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Farmers Financial Solutions, LLC for the year ended December 31, 2010, which were agreed to by Farmers Financial Solutions, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Farmers Financial Solutions LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Farmers Financial Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment on page 1, item 2B of Form SIPC-7 in the amount of $784 was compared to a copy of Bank of America N.A. check number 5417 dated 2/8/2011 in the amount of $868, the excess of $84 being interest paid for late filing.

    b. Payment on page 1, item 2F of Form SIPC-7 in the amount of $658 was compared to a copy of Bank of America N.A check number 5420 dated 2/16/2011 in the amount of $658.

    No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total Revenue in the amount of $25,333,487 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.

3. Compared the deduction adjustment reported on page 2, item 2c of Form SIPC-7 with the supporting schedule as follows:

    a. Compared deductions on line 2c1, revenues from distribution of shares of a registered open end investment company or unit investment trust, in the amount of $24,756,667 to the SIPC 7 Assessment Worksheet (provided by Steve Muramoto, CFO) and to the sum of item 1.d. in the Statement of Income (Loss) in the Focus Report for Q1 to Q4 2010. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

pwc

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7 in the amounts of $576,820 and $1,442, respectively. No differences were noted. Furthermore, the General Assessment was agreed to the SIPC 7 Assessment Worksheet (provided by Steve Muramoto, CFO). The SIPC 7 Assessment Worksheet was also tested for mathematical accuracy.

b. Recalculated the SIPC Net Operating Revenues and the General Assessment per the SIPC 7 Assessment Worksheet (provided by Steve Muramoto, CFO). No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Farmers Financial Solutions, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2011

Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

Statement of Financial Condition

December 31, 2010

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